Filed Pursuant to Rule 433

Registration Statement No. 333-235315

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated May 14, 2020 and Prospectus dated December 9, 2019)

MANULIFE FINANCIAL CORPORATION

US$500,000,000 2.484% SENIOR NOTES DUE 2027

FINAL TERM SHEET

May 14, 2020

US$500,000,000 2.484% Senior Notes due 2027

Issuer:	Manulife Financial Corporation (the “Company”)

Title of Security:	2.484% Senior Notes due 2027 (the “Notes”)

Aggregate Principal Amount Offered:	US$500,000,000

Maturity Date:	May 19, 2027

Price to Public:	100.000% per Note and accrued interest, if any, from May 19, 2020

Net Proceeds to the Company before Expenses:	US$498,000,000

Underwriting Discount:	0.400%

Coupon (Interest Rate):	2.484%

Yield:	2.484%

Benchmark Treasury Price and Yield:	100-03+; 0.484%

Spread to Benchmark Treasury:	T + 200 basis points

Benchmark Treasury:	0.500% due April 30, 2027

Expected Ratings:(1)	A (stable) / A- (stable) (S&P/Fitch)

(1)

These securities ratings have been provided by S&P and Fitch, respectively. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

Interest Payment Dates:	May 19 and November 19 of each year, beginning on November 19, 2020

Optional Redemption:

The Company may redeem the Notes, in whole or in part, at any time, and from time to time. The redemption price for the Notes to be redeemed on any redemption date that is prior to March 19, 2027 (the date that is two months prior to the maturity of the Notes) (the “Par Call Date”), will be equal to the greater of (i) 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, such redemption date and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the Notes to be redeemed from the redemption date to the Par Call Date (assuming for such purpose that the notes matured on the Par Call Date), discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The redemption price for the Notes to be redeemed on any redemption date that is on or after the Par Call Date will be equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, such redemption date.

The Company may also redeem all (but not less than all) of the Notes if certain changes affecting Canadian withholding taxes occur.

Trade Date:	May 14, 2020

Settlement Date:	May 19, 2020 (T+3)*

CUSIP/ISIN:	56501RAK2 / US56501RAK23

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

ANZ Securities, Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

Nomura Securities International, Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

Wells Fargo Securities, LLC

* Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date will generally be required, by virtue of the fact that the Notes initially settle on the third (3rd) business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the Trade Date should consult their advisors.

The Company has filed a registration statement (including a base shelf prospectus dated December 9, 2019) and a preliminary prospectus supplement dated May 14, 2020 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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